Exhibit 99.1

Blue Hat Interactive Entertainment Technology Announces Receipt of Delinquency Notification Letter from Nasdaq

XIAMEN, China, Jan. 7, 2020 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality interactive entertainment games, toys and educational materials in China, today announced that it received a delinquency notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on January 3, 2020 indicating that the Company is not currently in compliance with Nasdaq’s Listing Rules (“Listing Rules”) for continued listing due to the Company’s failure to file with the Securities and Exchange Commission on a Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) an interim balance sheet and income statement as of the end of its most recently completed second quarter (June 30, 2019). Pursuant to Listing Rule 5250(c)(2), the Company was required to file such Form 6-K no later than six months following the end of the Company’s second quarter, or December 31, 2019 (the “Due Date”). As of the date of this press release, the Company has not yet filed the required Form 6-K.

The Notice has no immediate effect on the listing of the Company’s securities. Pursuant to the Notice, the Company has 60 days from the date of the Notice, or until March 3, 2020, to submit a plan to regain compliance with the Listing Rules. If Nasdaq accepts the Company’s plan, Nasdaq may grant the Company an extension of up to 180 calendar days from the Due Date, or until June 29, 2020, to regain compliance with the Listing Rules. The Company intends to submit a plan to regain compliance within the time period afforded in the Notice.

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Lexie Zhang

Blue Hat Interactive Entertainment Technology

Phone: +86 (592) 228-0010

Email: ir@bluehatgroup.net

Sam Martin

The Foote Group

Phone: +86 187-0160-0950

Email: sam@thefootegroup.com